UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-41922

JVSPAC ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

20 Cecil Street #04-03

Plus Building

Singapore 049705

+ 65 6513 8565

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share and one right to receive one-fourth (1/4) of one Class
A ordinary share

Class A ordinary shares, no par value per share

Rights, each to receive one-fourth (1/4) of one Class A ordinary share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

*	Effective on June 30, 2025, HGHC 3 Corp., a wholly-owned subsidiary of Hotel101 Global Holdings Corp., merged with and into JVSPAC Acquisition Corp., with JVSPAC Acquisition Corp. surviving the merger and becoming a wholly-owned subsidiary of Hotel101 Global Holdings Corp.

Pursuant to the requirements of the Securities Exchange Act of 1934, JVSPAC Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 10, 2025	JVSPAC Acquisition Corp.

	By:	/s/ Pearl Anne A. Escote
	Name:	Pearl Anne A. Escote
	Title:	Authorized Signatory

	By:	/s/ Jose Roelph E. Desales
	Name:	Jose Roelph E. Desales
	Title:	Authorized Signatory

[Signature Page to Form 15]